Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$4,565,000.00	$140.15

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,053,156.32 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $140.15 is offset against the registration fee due for this offering and of which $1,053,016.18 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006, and

product supplement no. 680-I dated August 6, 2007

underlying supplement no. 100 dated December 12, 2006

Registration Statement no. 333-134553 Dated August 6, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$4,565,000

Capped Bearish Return Enhanced Notes with Knock-Out Level Linked to the S&P 500® Index

Summary Description

These Capped Bearish Return Enhanced Notes with Knock-Out Level Linked to the S&P 500® Index (the “notes”) are designed for investors who want to express a bearish view towards, and potentially hedge their exposure to the S&P 500® Index (the “Index”). If the Index Ending Level is at or below the Index Starting Level, at maturity investors will receive their principal plus a positive return equal to four times the absolute value of the Index Return, up to the Maximum Return of 52.80%. If the Index Ending Level is above the Index Starting Level and a Knock-Out Event has occurred, at maturity investors will be fully exposed to any increase in the Index Ending Level and will lose 1% of their principal for each 1% increase in the Index Ending Level over the Index Starting Level. If the Index Ending Level is above the Index Starting Level and a Knock-Out Event has not occurred, at maturity investors will receive $1,000. Investors must be willing to risk losing up to 100% of their principal.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Price:	$1,000 per note
Issue Size:	$4,565,000
Pricing Date:	August 6, 2007
Settlement Date:	August 9, 2007
Valuation Date:	November 5, 2008††
Maturity Date:	November 10, 2008††
Term:	Approximately 15 months
Participation Rate:	400%
Maximum Return:	52.80%
Index:	S&P 500® Index
No Interest Payments:	There will be no interest payment during the term of the notes.
Payment at Maturity:	You will receive a cash payment per $1,000 principal amount note equal to the following on the Maturity Date (subject to the Maximum Return).

(1)    If the Index Ending Level is less than or equal to the Index Starting Level, $1,000 + [$1,000 × Participation Rate × Index Return × (-1)]; or

(2)    If the Index Ending Level is greater than the Index Starting Level, and

(i)     A Knock-Out Event has not occurred, $1,000

(ii)    A Knock-Out Event has occurred, $1,000 × (1 – Index Return); provided, however, that if the Index Return is greater than 100%, you will receive zero.

Index Return:	Index Ending Level–Index Starting Level Index Starting Level
Index Starting Level:	The closing level of the Index on the Pricing Date, which was 1467.67.
Index Ending Level:	The closing level of the Index on the Valuation Date.
Index Closing Level:	The closing level of the Index on a Trading Day, as determined and published by the Index Sponsor (subject to the occurrence of a Market Disruption Event, see product supplement no. 680-I “Description of Notes—Market Disruption Events”).
Knock-Out Rate:	110%
Knock-Out Level:	1614.44. The Knock-Out Level will equal the product of Index Starting Level and the Knock-Out Rate.
Knock-Out Event:	A Knock-Out Event will have occurred if at any time during the Monitoring Period the Index Closing Level is equal to or greater than the Knock-Out Level.

Trading Day:	A day on which trading is generally conducted on (i) the relevant exchanges for securities included in the Index and (ii) the exchanges on which futures or options contracts related to the Index are traded, other than a day on which trading is scheduled to close prior to its regular weekday closing time.
Monitoring Period:	The period from, and including, the Pricing Date to, and including the Valuation Date.
Index Sponsor:	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., is responsible for calculating and maintaining the S&P 500® Index.
CUSIP:	52517P3D1
ISIN:	US52517P3D19
†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity”, in the accompanying product supplement no. 680-I.

Investing in the Capped Bearish Return Enhanced Notes with Knock-Out Level Linked to the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 680-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 680-I, underlying supplement no. 100 and any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Commission(2)	Proceeds to Us
Per note	$1,000.00	$11.50	$988.50
Total	$4,565,000.00	$52,497.50	$4,512,502.50

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. may use these commissions to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

August 6, 2007	MTNI336

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the notes are a part, and the more detailed information contained in product supplement no. 680-I (which supplements the description of the general terms of the notes) and underlying supplement no. 100 (which describes the Index, as defined herein, including specific risk factors). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 680-I, underlying supplement no. 100, this pricing supplement and any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 680-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 680-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 680-I dated August 6, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000119312507172326/d424b2.htm

•	Underlying supplement no. 100 dated December 12, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000095013606010223/file1.htm

•	MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc. and not to any of its affiliates.

Selected Purchase Considerations

•

Capped Appreciation Potential: The notes are subject to a Maximum Return of 52.80% and, accordingly, the return in a direct leveraged short position with respect to the Index may exceed the return provided by the notes. Your return on the notes will not exceed 52.80%

•

No Protection Against Loss if a Knock-Out Event Occurs: If the Index Ending Level is above the Index Starting Level and a Knock-Out Event has occurred, for every 1% increase in the Index Ending Level over the Index Starting Level, you will lose an amount equal to 1% of the principal amount of your notes. For example, an Index Return of 15% will result in a 15% loss of your initial investment.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note, for all tax purposes, you agree to treat, a note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 680-I.

Selected Risk Factors

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 680-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances. Investing in the notes is not equivalent to taking a direct leveraged short position in the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index.

•

Your Investment in the Notes May Result in a Loss and You May Lose up to 100% of Your Principal: The notes do not guarantee any return of your initial investment. The return on the notes at maturity is negatively correlated with the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any increase in the Index Ending Level compared to the Index Starting Level, should a Knock-Out Event occur. If the Index Ending Level is greater than the Index Starting Level and a Knock-Out Event has occurred, you will lose 1% of your principal for every 1% increase of the Index Ending Level over the Index Starting Level. YOU MAY LOSE UP TO 100% OF YOUR PRINCIPAL IF THE INDEX RETURN IS POSITIVE.

•

No Assurances of Negative-Return Environment: While the notes are structured to provide potentially enhanced returns in a negative-return environment, we cannot assure you of the economic environment during the term or at maturity of your notes.

•

The Appreciation Potential of the Notes Is Limited by the Maximum Return: The appreciation potential of the notes is limited by the Maximum Return. As a result, your return will not exceed 52.80% and therefore, Payment at Maturity will not exceed $1,528.00.

•

No Interest Payments: As a holder of the notes, you will not receive interest payments on the notes and the return on the notes, if any, will be limited to the difference between your initial investment in the notes and the Payment at Maturity.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments. We will pay compensation of up to $11.50 per note to the principals, agents and dealers in connection with the distribution of the notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Index.

•

A Market Disruption Event on a Day that Would Otherwise be a Valuation Date May Delay Settlement of the Notes: If a market disruption event occurs on a day that would otherwise be an Valuation Date, settlement of the notes may be delayed, depending on the circumstances surrounding the market disruption event, for up to 8 trading days following the Maturity Date.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the Index Closing Level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 680-I and the accompanying underlying supplement no. 100.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Index: We are one of the companies that are represented in the S&P 500® Index, but we are not affiliated with any of the other companies whose stock is represented in the S&P 500® Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index. None of the money you pay us will go to any of the companies represented in the S&P 500® Index, and none of those companies will be involved in the offering of the notes in any way. Neither we nor those companies will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

•	Uncertain Tax Treatment: Significant aspects of the tax treatment of the notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the notes.

Hypothetical Examples of Amounts Payable upon Maturity

The following table illustrates the hypothetical Payment at Maturity, for a hypothetical range of performance of the Index for an Index Return of 52.80% to –20.00% and reflects a Participation Rate of 400%, a Knock-Out Rate of 110%, and a Knock-Out Level of 1,614.44 and an Index Starting Level of 1,467.67. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual payment at maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Index Ending Level	Hypothetical highest Index Closing Level during the Monitoring Period (%)	Hypothetical highest Index Closing Level during the Monitoring Period	Hypothetical Index Return	Payment at Maturity
1,174.14	120.00%	1,761.20	52.80%	$1,528.00
1,174.14	105.00%	1,541.05	52.80%	$1,528.00
1,174.14	80.00%	1,174.14	52.80%	$1,528.00
1,438.32	120.00%	1,761.20	8.00%	$1,080.00
1,438.32	105.00%	1,541.05	8.00%	$1,080.00
1,438.32	98.00%	1,438.32	8.00%	$1,080.00
1,467.67	120.00%	1,761.20	0.00%	$1,000.00
1,467.67	105.00%	1,541.05	0.00%	$1,000.00
1,467.67	100.00%	1,467.67	0.00%	$1,000.00
1,541.05	120.00%	1,761.20	-5.00%	$950.00
1,541.05	105.00%	1,541.05	0.00%	$1,000.00
1,761.20	120.00%	1,761.20	-20.00%	$800.00

*Values have been rounded for ease of analysis

The following examples illustrate hypothetical Payments at Maturity, and reflect a Participation Rate of 400%, a Knock-Out Rate of 110% and a Maximum Return of 52.80%, and a Knock-Out Level of 1,614.44 and an Index Starting Level of 1,467.67. The following results are based solely on the hypothetical examples cited; the hypothetical values above have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts and should not be taken as indicative of the future performance of the Index. Numbers in the examples have been rounded for ease of analysis.

Example 1: The Index Ending Level is less than the Index Starting Level. The Index Ending Level decreases to 1,438.32 from the Index Starting Level of 1,467.67.

Because the Index Ending Level is less than the Index Starting Level, the Payment at Maturity is equal to $1,080.00 per $1,000 principal amount note, and is calculated as follows:

$1,000 + [$1,000 × 4.00 × -0.02 × -1] = $1,080.00

-0.02 = Index Return of -2%

4.00 = 400% Participation Rate

Example 2: The Index Ending Level is greater than the Index Starting Level and a Knock-Out Event has occurred. The Index Ending Level increases to 1,541.05 from the Index Starting Level of 1,467.67 and the highest Index Closing Level during the Monitoring Period is 1,761.20, which is greater than the Knock-Out Level of 1,614.14.

Because the Index Ending Level is less than the Index Starting Level and a Knock-Out Event has occurred, the Payment at Maturity is equal to $950.00 per $1,000 principal amount note, and is calculated as follows:

$1,000 × [1 -0.05] = $950.00.

0.05 = Index Return of 5%

Example 3: The Index Ending Level is greater than the Index Starting Level and a Knock-Out Event has not occurred. The Index Ending Level increases to 1,541.05 from the Index Starting Level of 1,467.67 and the highest Index Closing Level during the Monitoring Period is 1,541.05, which is less than the Knock-Out Level of 1,614.14.

Because the Index Ending Level is greater than the Index Starting Level and a Knock-Out Event has not occurred, the Payment at Maturity is equal to $1,000 per $1,000 principal amount note.

$1,000

Historical Information

We obtained the various Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Valuation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

The following graph sets forth the historical performance of the Index based on the daily Index closing level from August 2, 2002 through August 6, 2007. The Index closing level on August 6, 2007 was 1,467.67.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.